Filed Pursuant to Rule 433

Registration No. 333- 285291

August 11, 2025

HF SINCLAIR CORPORATION

Pricing Term Sheet

$500,000,000 5.500% Senior Notes due 2032

Issuer:	HF Sinclair Corporation

Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Ratings Outlooks (Moody’s / S&P / Fitch)*:	Stable / Stable / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	August 11, 2025

Settlement Date:

August 18, 2025 (T+5)

It is expected that delivery of the notes will be made against payment therefor on or about August 18, 2025, which is the fifth business day following the trade date (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the date that is the business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade notes before the date that is the business day prior to the settlement date should consult their advisors.

Maturity Date:	September 1, 2032

Interest Payment Dates:	March 1 and September 1, beginning March 1, 2026

Principal Amount:	$500,000,000

Benchmark Treasury:	4.000% due July 31, 2032

Benchmark Treasury Price / Yield:	99-27+ / 4.023%

Spread to Benchmark Treasury:	+160 basis points

Yield to Maturity:	5.623%

Coupon:	5.500%

Public Offering Price:	99.290% of the principal amount

Optional Redemption:	Prior to July 1, 2032 (the “Par Call Date”), the Notes will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes to be redeemed matured on the Par Call Date)

on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Notes will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Change of Control Offer:	If a change of control triggering event occurs with respect to the notes as set forth under “Description of Notes—Change of Control Triggering Event” in the prospectus supplement, then the issuer may be required to give the holders of the notes the opportunity to sell the issuer their notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

CUSIP / ISIN:	403949 AT7 / US403949AT72

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Barclays Capital Inc.

BofA Securities, Inc.

Citizens JMP Securities, LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc. Goldman Sachs & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any initial purchaser or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at +1-800-831-9146; Scotia Capital (USA) Inc. at 1-800-372-3930; TD Securities (USA) LLC toll-free at 1-855-495-9846; or Truist Securities, Inc.

at 1-800-685-4786.

This pricing term sheet supplements and updates the information contained in HF Sinclair Corporation’s preliminary prospectus supplement, dated August 11, 2025, relating to its prospectus dated February 26, 2025. Capitalized terms used herein but not defined have the meanings given to them in such preliminary prospectus supplement.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER SYSTEM.